UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOST HOTELS & RESORTS, L.P.

(Name of Subject Company (Issuer))

HOST HOTELS & RESORTS, L.P. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.50% Exchangeable Senior Debentures Due 2029

(Title of Class of Securities)

44107TAG1

(CUSIP Numbers of Class of Securities)

with copy to:

Elizabeth A. Abdoo, Esq. Executive Vice President and General Counsel Host Hotels & Resorts, L.P. 6903 Rockledge Drive, Suite 1500 Bethesda, Maryland 20817 (240) 744-1000	Scott C. Herlihy, Esq. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, DC 20005 Phone: (202) 637-2200 Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$391,305,000	$45,469.65

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Exchangeable Senior Debentures Due 2029, as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 11, 2015, there was $391,305,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $391,305,000.

**	The amount of the filing fee equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third- Party Tender Offer)

INTRODUCTORY STATEMENT

SIGNATURE

INDEX TO EXHIBITS

EX-99.(a)(1)(A)

EX-99.(a)(1)(B)

EX-99.(a)(5)

INTRODUCTORY STATEMENT

Pursuant to the terms of, and subject to the conditions set forth in, that certain Thirty-second Supplemental Indenture, dated as of December 22, 2009, as supplemented (the “Thirty-second Supplemental Indenture”) among Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”), Host Hotels & Resorts, Inc., a Maryland Corporation, the subsidiary guarantors therein and The Bank of New York Mellon (formerly, The Bank of New York, as successor to HSBC Bank USA (formerly, Marine Midland Bank)), as trustee and paying agent (the “Trustee” or “Paying Agent”), to the Amended and Restated Indenture, dated as of August 5, 1998, as amended and supplemented (the “Indenture”), for the Company’s 2.50% Exchangeable Senior Debentures due 2029 (the “Debentures”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by the Company with respect to the right of each holder (the “Holder”) of the Debentures to sell, and the obligation of the Company to purchase, the Debentures, as set forth in the Company Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015 (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet.

The information set forth in the Company Repurchase Notice in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer of the Debentures is Host Hotels & Resorts, L.P., a Delaware limited partnership, with its principal executive offices located at 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817; telephone number (240) 744-1000.

(b) Securities. The subject class of securities is the Company’s 2.50% Exchangeable Senior Debentures due October 15, 2029. As of September 11, 2015, there was $391,305,000 aggregate principal amount of Debentures outstanding.

(c) Trading Market and Price. The Debentures are not listed on any national securities exchange and there is no established trading market for the Debentures and trading in the Debentures has been limited. Under certain circumstances, the Debentures are exchangeable into the common stock of Host Hotels & Resorts, Inc., which trades on the New York Stock Exchange under the symbol “HST.” The information set forth under “Market for the Debentures and the Common Stock” in the Company Repurchase Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. This is an issuer tender offer made by the filing person and subject company, Host Hotels & Resorts, L.P., a Delaware limited partnership, with its principal executive offices located at 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817; telephone number (240) 744-1000.

The following tables set forth the names of each of the directors and executive officers of Host Hotels & Resorts, Inc., the general partner of the Company. The business address and telephone number of each person set forth below is c/o Host Hotels & Resorts, Inc., 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817; telephone number (240) 744-1000.

Directors

Name	Title
Richard E. Marriott	Chairman of the Board of Directors
W. Edward Walter	President, Chief Executive Officer and Director
Mary L. Baglivo	Director
Sheila C. Bair	Director
Terence C. Golden	Director
Ann McLaughlin Korologos	Director
John B. Morse, Jr.	Director
Walter C. Rakowich	Director
Gordon H. Smith	Director

Executive Officers

Name	Title
W. Edward Walter	President, Chief Executive Officer and Director
Elizabeth A. Abdoo	Executive Vice President, General Counsel and Secretary
Minaz B. Abji	Executive Vice President, Asset Management
Joanne G. Hamilton	Executive Vice President, Human Resources
Gregory J. Larson	Executive Vice President and Chief Financial Officer
James F. Risoleo	Executive Vice President, Managing Director – Europe & West Coast
Brian G. Macnamara	Senior Vice President and Corporate Controller

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1) Tender Offer.

(i)-(xii)	The information set forth in the Company Repurchase Notice in the sections entitled “Summary Term Sheet,” “Information Concerning the Company,” “Information Concerning the Debentures,” “Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase,” “Right of Withdrawal” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers and Similar Transactions.

(i)-(vii)	Not applicable.

(b)	The information set forth in the Company Repurchase Notice in the section entitled “Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures” and “Purchases of Debentures by the Company and its Affiliates” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Debentures are owned by, or will be purchased from, any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Company Repurchase Notice in the section entitled “Information Concerning the Debentures” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The purpose of this transaction is to satisfy the Company’s obligation to purchase all Debentures validly surrendered and not withdrawn by Holders pursuant to the terms and conditions of the Put Option.

(b)	Use of Securities Acquired. The information set forth in the Company Repurchase Notice in the section entitled “Debentures Acquired” is incorporated herein by reference.

(c)	Plans. The information set forth in the Company Repurchase Notice in the section entitled “Plans or Proposals of the Company” is incorporated herein by reference. Subject to market conditions, on or around October 15, 2015, the Company currently plans to issue a notice of optional redemption providing notice that it intends to redeem any Debentures outstanding on October 30, 2015.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Company Repurchase Notice in the sections entitled “Summary Term Sheet,” “Source of Funds” and “Payment for Surrendered Debentures” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. The information set forth in the Company Repurchase Notice in the section entitled “Source of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Company Repurchase Notice in the section entitled “Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures” is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Company Repurchase Notice in the sections entitled “Information Concerning the Company” and “Information Concerning the Debentures—Repurchase Price” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof) or the Trustee and Paying Agent is making any recommendation as to whether holders of the Debentures should surrender such Debentures for repurchase.

Item 10. Financial Statements.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to Holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR and (iv) the Put Option applies to all outstanding Debentures.

(b)	Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. None.

Item 12. Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Company Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated September 14, 2015.

(b)	Third Amended and Restated Credit Agreement, dated as of September 10, 2015, among the Company, certain Canadian subsidiaries of the Company, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, and certain other agents and lenders (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc. and Host Hotels and Resorts, L.P.’s Current Report on Form 8-K filed on September 14, 2015).

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Exhibit 4.1 to Host Marriott Corporation Current Report on Form 8-K filed on August 6, 1998).

(d)(2)	Thirty-second Supplemental Indenture, dated December 22, 2009, by and among the Company, Host Hotels & Resorts, Inc., the Subsidiary Guarantors named therein and The Bank of New York Mellon (formerly, The Bank of New York, as successor to HSBC Bank USA (formerly, Marine Midland Bank)), as trustee, to the Amended and Restated Indenture dated August 5, 1998, including the form of Debenture (incorporated by reference to Exhibit 4.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(d)(3)	Registration Rights Agreement, dated December 22, 2009, among the Company, Host Hotels & Resorts, Inc. and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., in their capacity as representatives of the Initial Purchasers named therein, related to the 2.50% Exchangeable Senior Debentures due 2029 (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2015	HOST HOTELS & RESORTS, L.P.

	By:	HOST HOTELS & RESORTS, INC. its General Partner

	By:	/s/ Brian G. Macnamara
Brian G. Macnamara
Senior Vice President and Corporate Controller

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Company Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated September 14, 2015.

(b)	Third Amended and Restated Credit Agreement, dated as of September 10, 2015, among the Company, certain Canadian subsidiaries of the Company, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, and certain other agents and lenders (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc. and Host Hotels and Resorts, L.P.’s Current Report on Form 8-K filed on September 14, 2015).

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Exhibit 4.1 to Host Marriott Corporation Current Report on Form 8-K filed on August 6, 1998).

(d)(2)	Thirty-second Supplemental Indenture, dated December 22, 2009, by and among the Company, Host Hotels & Resorts, Inc., the Subsidiary Guarantors named therein and The Bank of New York Mellon (formerly, The Bank of New York, as successor to HSBC Bank USA (formerly, Marine Midland Bank)), as trustee, to the Amended and Restated Indenture dated August 5, 1998, including the form of Debenture (incorporated by reference to Exhibit 4.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(d)(3)	Registration Rights Agreement, dated December 22, 2009, among the Company, Host Hotels & Resorts, Inc. and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., in their capacity as representatives of the Initial Purchasers named therein, related to the 2.50% Exchangeable Senior Debentures due 2029 (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.